Ross Law Group, pllc

75 Maiden Lane, Suite 607

New York, NY 10038

United States

+1 212 379 6750

www.RossLawGroup.co

Gary J. Ross, Esq.	Email: Gary@RossLawGroup.co

February 17, 2021

Mitchell Austin

Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Robot Cache US Inc.
Offering Statement on Form 1-A Filed January 28, 2021
File No. 024-11431
CIK No. 0001832460

Dear Mr. Austin:

Robot Cache US Inc. (“Robot Cache,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated February 9, 2021, relating to the Company’s filing on January 28, 2021 of an amendment (such amendment, the “January 28 Amendment”) to the Company’s initial Offering Statement (the “Offering Statement”). On behalf of the Company, we are concurrently filing an amendment to the January 28 Amendment (such amendment, the “February 17 Amendment”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in the Offering Statement.

To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses.

Form 1-A filed January 28, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Performance Indicators (“KPIs”), page 40

1.	Please disclose the number of total Users, Paying Users and Miners for each quarterly period presented in this chart.

See revised disclosure on page 40 of the February 17 Amendment.

February 17, 2021

Part F/S

Note 5. Debt, page F-10

2.	We note your revised disclosures in response to prior comment 13. Please further revise to disclose the new terms under the June 2019 resolution that provide for the conversion of SAFTs into common stock. Specifically disclose the conversion terms and ratios for the SAFTs and if such terms differ among holders, explain how and why. Lastly, reconcile your disclosures on page 29 where you state that all SAFTs have been converted into 16,778,821 shares of common stock to the information provided in your interim statement of Shareholders’ Equity.

See revised Note 5 on page F-12. The SAFTs were converted into common stock of the Company, with the result that each SAFT holder received one share of common stock for every three tokens. There was no variance in conversion terms among the holders.

The interim Statement of Shareholders’ Equity has been reconciled to the text on page 29.

Note 2. Summary of Significant Accounting Policies

Cryptocurrency and Stock Assets, page F-21

3.	We note your response to prior comment 15. Tell us how you determined that measuring the fair value of your investment in THC only at year-end complies with ASC 321-10-35- 1 or revise your interim financial statements as necessary. Also, revise the rollforward for cryptocurrency and investments in THC to ensure that the balances reflected in your footnote disclosures agree to your balance sheet.

We have revised the interim financial statements to reflect this comment.

* * *

We thank you for your comments. We will contact you shortly in regard to the qualification of the Offering Statement.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the email above.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross